Exhibit 99.1

Red White & Bloom Provides Update Relating to Aleafia Health

•	Court approves RWB’s Stalking Horse Bid for purposes of Aleafia Health’s CCAA Sale and Investment Solicitation Process

TORONTO, ONTARIO August 22, 2023 (GLOBE NEWSWIRE) – Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is providing an update on matters relating to Aleafia Health Inc. (“Aleafia Health”).

RWB is pleased to announce that the Ontario Superior Court of Justice (Commercial List) (the “Court”) has approved a stalking horse asset purchase and share subscription agreement (the “Stalking Horse Agreement”) pursuant to which RWB would acquire certain assets from Aleafia Health and subscribe for shares of certain subsidiaries of Aleafia Health if RWB becomes the successful bidder pursuant to the sale and investment solicitation process (“SISP”) also approved by the Court in connection with the proceedings (the “Aleafia CCAA Proceedings”) of Aleafia and certain of its subsidiaries (collectively, the “Aleafia Group”) under the Companies’ Creditors Arrangement Act (the “CCAA”).

As part of the Aleafia CCAA Proceedings, Aleafia obtained an order from the Court earlier today approving, among other things, (i) an extension of the stay period until October 31, 2023 (the “Stay Period”); (ii) the SISP submitted by the Aleafia Group and KSV Restructuring Inc. in its capacity as monitor in the Aleafia CCAA Proceedings (the “Monitor”); (iii) the Stalking Horse Agreement (solely for the purposes of being the stalking horse bid under the SISP (the “Stalking Horse Bid”)); and (iv) the preservation and maintenance of the Aleafia Group’s Health Canada and cannabis excise licences (the “Licences”) until the expiration of the Stay Period, including the ability of the Aleafia Group to sell cannabis in the ordinary course under the Licences and, to the extent any Licence may expire during the Stay Period, an extension of such Licence by a period equal to the Stay Period.

The Stalking Horse Agreement provides for a reverse vesting transaction whereby a wholly-owned subsidiary of RWB would subscribe for shares of Emblem Cannabis Corporation, Canabo Medical Corporation, Aleafia Farms Inc. and Aleafia Retail Inc. (collectively, the “Aleafia Purchased Entities”, with such shares being referred to as the “Purchased Shares”) and acquire specific intellectual property owned, licensed or leased by Aleafia Health (the “Purchased IP”). Certain excluded assets and liabilities of the Aleafia Purchased Entities would be transferred to one or more corporations that would not be included among the Aleafia Purchased Entities at closing. RWB’s subsidiary would be the sole shareholder of the Aleafia Purchased Entities following closing.

The consideration for the Purchased Shares and Purchased IP will be comprised of:

(a)	a credit bid consisting of:

(i)	a release of all amounts outstanding and obligations payable by the Aleafia Group under the loan agreement made as of December 24, 2021, as amended, which was assigned to RWB on June 6, 2023 (the “Aleafia Senior Secured Loan Agreement”) and all related loan and security documentation, which amount as of July 31, 2023 was $15,414,622, including the principal amount of such claim, plus all accrued and unpaid interest thereon through to and including the closing date of the Stalking Horse Bid (the “Closing Date”), plus any fees and expenses associated therewith; and

(ii)	a release of all amounts outstanding and obligations payable by the Aleafia Group as of the Closing Date pursuant to the debtor-in-possession financing of up to $6,600,000 previously approved by the Court (the “DIP Loan”) and all related loan and security documentation, including the principal amount of such claims and interest accrued as of the Closing Date, plus all accrued and unpaid interest thereon through to and including the Closing Date, plus any fees and expenses associated therewith; and

(b)	cash consideration consisting of:

(i)	up to $400,000 payable to the Monitor on the Closing Date to be used to pay the costs and expenses of the Monitor and its legal counsel after the Closing Date in connection with the completion of the Aleafia CCAA Proceedings (to the extent such amount has not be pre-funded under the DIP Loan prior to the Closing Date);

(ii)	cash in an amount that is sufficient to satisfy any amounts remaining payable as of the Closing Date secured by (A) the charge to secure the fees and disbursements of the Aleafia Group’s counsel, the Monitor and its counsel of up to $1,250,000, and

(B) the charge in favour of the directors and officers of the Aleafia Group of up to

$2,850,000, each as previously approved by the Court, and each without duplication to amounts satisfied under (i) or (iv);

(iii)	cash in an amount sufficient to satisfy the outstanding obligations of the Aleafia Group to 1260356 Ontario Limited (“1260356”) as secured lender under the credit agreement between Aleafia and 1260356 dated August 20, 2021 and as amended on December 24, 2021 and August 26, 2022, which amount as at July 31, 2023 was approximately $5,952,056; and

(iv)	an amount sufficient to satisfy any remaining priority payments as of the Closing Date as required under the CCAA.

The consummation of the transactions contemplated under the Stalking Horse Agreement are subject to satisfaction or waiver of certain conditions set forth in the Stalking Horse Agreement, including, among other things, the Court granting the requisite approval and vesting order as a final order, the Stalking Horse Agreement being determined to be the successful bid under the SISP, receipt of all required regulatory approvals and the Licences being in good standing and continuing in good standing and not suspended or terminated following the Closing Date.

There is no assurance that RWB’s Stalking Horse Bid will be the successful bid under the SISP. If RWB’s Stalking Horse Bid is unsuccessful, the Stalking Horse Agreement will terminate. Any alternative successful bid would result in the repayment in full of all amounts outstanding under the Aleafia Senior Secured Loan Agreement and the DIP Loan in addition to the payment of an expense reimbursement of up to $500,000 associated with transaction costs incurred by RWB in connection with the preparation of RWB’s Stalking Horse Bid.

A copy of the Stalking Horse Agreement can be found on RWB’s SEDAR+ profile at www.sedarplus.ca.

The entering into the Stalking Horse Agreement was evaluated and ultimately approved by the disinterested members of the board of directors of each of Aleafia Health and RWB. The disinterested members of the board of directors of RWB excluded Mr. Colby De Zen, President and Director, who, in accordance with Canadian corporate law requirements, recused himself from consideration of, and voting on, the Stalking Horse Agreement.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations Edoardo Mattei, CFO

IR@RedWhiteBloom.com 947-225-0503, x.1003

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding RWB’s Stalking Horse Bid’s terms and it being the successful bid under the SISP, the consummation of the transactions set out in the Stalking Horse Agreement, the DIP Loan (and its continued availability given it is conditional on, among other things, the applicable order of the Court remaining in effect) and the outcome of the Aleafia CCAA Proceedings. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

The Company has relied on certain assumptions that it believes are reasonable at this time, including assumptions with respect to RWB’s Stalking Horse Bid and the expected timeline and outcome of the SISP and the Aleafia CCAA Proceedings, and the ability of Aleafia to comply with the conditions in the DIP Loan in order to continue to receive amounts thereunder from RWB. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release.

Risks and uncertainties that may cause such differences include but are not limited to risks relating to the Aleafia CCAA Proceedings, the outcome of which could have a material adverse impact on the Company’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of the Company if its Stalking Horse Bid is unsuccessful and amounts owing under the Aleafia Senior Secured Loan Agreement or DIP Loan are not repaid or otherwise satisfied.